Filed by Washington Group International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed under the Securities Exchange Act of 1934

Subject Company:  Washington Group International, Inc.
Commission File No. 001-12054

Date:  October 15, 2007

Shareholder Presentation October 2007

Forward-Looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, which are identified by the use of forward-looking terminology such as may, will, could, should, expect, anticipate, intend, plan, estimate, or continue or the negative thereof or other variations thereof. Each forward-looking statement, including, without limitation, any financial guidance, speaks only as of the date on which it is made, and Washington Group undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. The forward-looking statements are necessarily based on assumptions and estimates of management and are inherently subject to various risks and uncertainties. Actual results may vary materially as a result of changes or developments in social, economic, business, market, legal, and regulatory circumstances or conditions, both domestically and globally, as well as due to actions by customers, clients, suppliers, business partners, or government bodies. Performance is subject to numerous factors, including demand for new power generation and for modification of existing power facilities, public sector funding, demand for extractive resources, capital spending plans of customers, and spending levels and priorities of the U.S., state and other governments. Results may also vary as a result of difficulties or delays experienced in the execution of contracts or implementation of strategic initiatives. Results may also be impacted by costs relating to the proposed merger transaction with URS Corporation and the timing of such merger transaction if it is approved by both companies stockholders. For additional risks and uncertainties impacting the forward-looking statements contained in this presentation, please see “Note Regarding Forward-Looking Information” and “Item 1A. Risk Factors” in Washington Group’s annual report on Form 10-K for fiscal year 2006.

Additional Information and Where to Find It In connection with the proposed transaction, URS and Washington Group International filed a definitive joint proxy statement/prospectus and other materials with the Securities and Exchange Commission (the “SEC”), and URS filed a registration statement on Form S-4. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, the registration statement on Form S-4 and the other materials filed with the SEC as they contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com. URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction are included in definitive joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC’s Web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.

Agenda Compelling Business Rationale Superior Value to Shareholders Independent and Robust Process

I. Compelling Business Rationale

Highly Complementary Businesses Integrated engineering, construction and management services Organized into six business units: Power Energy & Environment Infrastructure Defense Industrial/Process Mining #1 DOE environmental management firm Well-positioned in key growth power and infrastructure markets FY2006 revenue of $3.4 billion ~25,000 employees #1 engineering & design services firm Two operating divisions: URS: engineering & design for transportation, environmental, commercial/industrial, facilities, water/wastewater and homeland security markets EG&G: Planning, engineering and services primarily to DOD and DHS Top-tier federal contractor FY2006 revenue of $4.2 billion ~30,400 employees Washington Group URS

Merger Terms 2.7% of announced transaction value (2.4% of transaction value as of 12-Oct-2007) Reverse break fee of 1.9% of announced transaction value Break fee Stock portion of merger consideration intended to be tax-free to WNG stockholders Taxes Transaction not subject to financing Fully committed financing for cash portion of consideration Term loan financing has been syndicated, subject to closing Financing $2.6 billion Equity Value (at announcement) Current Equity Value of $3.0 billion (as of 12-Oct-2007) Transaction Value $43.80 in cash and 0.772 shares of URS stock Valued at $80.00 per Washington Group share based on URS closing price of $46.89 on 25-May-2007 Valued at $91.36 per Washington Group share based on URS closing price of $61.60 on 12-Oct-2007 Current implied consideration mix of 48% cash / 52% stock (as of 12-Oct-2007) Post transaction, Washington Group stockholders will own approximately 32% of combined company Per Share Consideration

Merger Creates a Well Diversified “Single-Source” Engineering, Construction and Management Services Company Leadership positions in key growth markets Infrastructure and Power Department of Energy and Department of Defense Industry leading global scale Combined revenues of $8.8 billion, 55,400 employees and projects in over 60 countries1 Broader service capabilities From front-end engineering to O&M Larger and more complex full-service program management Diverse business portfolio provides resilience through industry cycles and mitigates single project risks Strong financial position Industry leading revenue and EBITDA Strong backlog and cash flows Jointly developed, rapid integration plan Cost synergies of $50mm - $55mm in 2008 Emphasis on continuity with customers 1 Based on combined 2007 revenues as if the transaction closed 01-Jan-07; $4.0 billion and $4.8 billion of revenues for Washington Group International and URS, respectively, based on the most recent guidance (middle of the range for Washington Group International).

Pro Forma Company Leapfrogs Into a Leading Position in the E&C Industry Source: Company filings and reports 1 Revenue reported for public companies as of FY 2006. Private companies’ figures are estimated 2006 calendar year figures. 2 Combined revenue for URS and WNG represents the sum of 2006 revenues. Does not include potential revenue synergies. $14,079 $9,616 $7,638 $7,421 $5,021 $4,776 $4,240 $3,613 $3,495 $3,398 $3,125 $2,970 $959 $5,049 $4,007 $2,729 $20,500 $0 $5,000 $10,000 $15,000 $20,000 $25,000 Bechtel Fluor KBR URS + WNG ² Jacobs Kiewit Emcor Shaw URS CH2M Hill AECOM Foster Wheeler WNG CB&I Granite Parsons Tetra Tech 2006A Total Revenues 1 (US$ in mm)

Value-Enhancing Merger Structure Value-enhancing merger structure includes a significant stock component, which provides ongoing sector exposure and upside to all shareholders Ability for Washington Group shareholders to participate in combined company synergies Transaction aggressively utilizes balance sheet for optimal capital allocation Combination provides a unique opportunity for financial leverage given stable URS business model Certain investors favor more financial leverage, which is difficult for a standalone Washington Group and industry peers to replicate Estimated pro forma debt to total capitalization of approximately 34% Very few major E&C companies have any meaningful net debt Cash component provides value certainty in volatile markets

II. Superior Value to Shareholders

Implied Offer P/E Exceeds WNG’s Historical P/E Source: Bloomberg and FactSet 1 E&C composite includes CBI, EME, FLR, FWLT, GVA, JEC, MDR, SGR, URS. Multiple represents composite median FY1 P/E multiple since 12-Oct-1992. 2 Implied FY1 P/E multiple at current implied offer based upon implied offer price as of market close on 12-Oct-2007 and IBES median 2007E EPS estimate of $2.92 as of 12-Oct-2007. E&C Composite median FY1 P/E multiple over the last 15 years is 16.8x1 -- x 5.0 x 10.0 x 15.0 x 20.0 x 25.0 x 30.0 x 35.0 x 40.0 x Jan-2003 Jul-2003 Jan-2004 Jun-2004 Dec-2004 Jun-2005 Dec-2005 May-2006 Nov-2006 May-2007 Daily from 16-Jan-2003 to 25-May-2007 FY1 P/E Multiple WNG Historical FY1 P/E Multiple Implied FY1 P/E Multiple @ $ 80.00 Offer Implied FY 1 P / E Multiple @ Current Implied Offer of $ 91 . 36 ² WNG Median FY1 P/E Multiple Since 16-Jan-2003 27.9 x 31.3 x 24.4 x 21.2 x 2

E&C Exposure to Oil & Gas Source: Public filings, Wall Street research, Bloomberg and CSI Note: E&C Oil & Gas composite consists of Chicago Bridge & Iron, Foster Wheeler, Fluor, McDermott, Jacobs, Shaw Group and KBR Oil & Gas Exposure E&C Oil & Gas vs. WTI Performance 90% 100% 110% 120% 130% 140% 150% 160% May-07 Jun-07 Jul-07 Jul-07 Aug-07 Aug-07 Sep-07 Oct-07 Daily from 25-May-2007 to 12-Oct-2007 E&C Oil & Gas $60 $65 $70 $75 $80 $85 $90 WTI (US$/bbl) E&C Oil & Gas WTI

Transaction Multiple Represents Second Highest EBITDA Multiple Paid in the E&C Sector As of the announcement date, the Washington Group / URS transaction had a 15.9x transaction value to LTM EBITDA multiple Source: Company reports, public filings, press releases, Wall Street research and Capital IQ 1 Represents Washington Group / URS transaction at 15.9x TV / LTM EBITDA. 5 2 7 5 0 1 1 0 1 2 3 4 5 6 7 8 4.0x - 6.0x 6.1x - 8.0x 8.1x - 10.0x 10.1x - 12.0x 12.1x - 14.0x 14 . 1 x - 16 . 0 x ¹ 16.1x - 18.0x TV / LTM EBITDA Number of Transactions

Substantial Premium Relative to Historical Prices Source: Bloomberg, as of 25-May-2007 Note: Historical price benchmarks are based on volume-weighted average prices over the specified time period 30.6% 39.3% 77.4% 53.2% 45.5% $ 91.36 Implied Premium Implied Deal Price (25-May-2007) Implied Deal Price (12-Oct-2007) $20 $30 $40 $50 $60 $70 $80 May-2004 Sep-2004 Dec-2004 Apr-2005 Aug-2005 Nov-2005 Mar-2006 Jun-2006 Oct-2006 Feb-2007 May-2007 Daily from 24-May-2004 to 25-May-2007 Closing Price WNG Offer Last 3 Years Last 12 Months Last 6 Months Last 3 Months Implied Premium $ 69.97 $ 65.57 $ 51.50 $ 59.64 $ 62.80 $ 80.00 22.0% 27.4% 34.1% 55.3% 14.3 % Average Price

Summary of Published Research Prior to Announcement

Pre-Announcement

Date	Company	Analyst	2007E EPS	2008E EPS	Target Price Pre-Offer	Rating Pre-Offer
10-May-2007	JPMorgan	Scott Levine	$2.88	$3.40	NA	Overweight
11-May-2007	D.A. Davidson	John B. Rogers	$2.90	$3.50	$70.00	Neutral
11-May-2007	Lehman Brothers	Andy Kaplowitz	$2.80	$3.50	$65.00	Underweight

Post-Announcement (Latest Research)

Date	Company	Analyst	2007E EPS	2008E EPS	Target Price Post-Offer	Recommendation With Regards to Offer
07-Aug-2007	JPMorgan	Scott Levine	$2.78	$3.50	NA	Positive
08-Aug-2007	D.A. Davidson	John B. Rogers	$2.67	$3.50	$88.50[1]	Positive
08-Aug-2007	Lehman Brothers	Andy Kaplowitz	$2.95	$3.85	$83.00	Positive

- "We view URS's acquisition of Washington Group as a strategic positive for both companies as it creates a more attractive business mix and provides more robust growth opportunities through the end of the decade…."
  - — Merrill Lynch, 18-Jul-2007
- "We believe that for Washington Group shareholders, the potential acquisition by URS makes sense."
  - — Lehman Brothers, 01-Jun-2007

[1] *Price target based on D.A. Davidson's price target for URS plus cash consideration per share per the merger agreement.*

16

Washington Group International

Preliminary Third Quarter Performance New Work Backlog Revenue Net Income Diluted EPS $1.075 – $1.125 billion $6.125 – $6.175 billion $1.050 – $1.100 billion $39 – $43 million $1.25 – $1.38 Preliminary Q3 2007 Estimates Net Income (-) Coal Mine Sale (-) U.S. DOE Construction Project Adjusted Net Income Adjusted Diluted EPS $39 – $43 million $5.7 million $5.4 million $28 – $32 million $0.90 - $1.03 Reconciliation of One-time Adjustments Source: Washington Group International press release dated 15-Oct-2007.

FY 2007 Guidance New Work Backlog Revenue Net Income (excluding merger costs) Diluted EPS Increase in guidance is a result of: One-time gain from sale of interest in the Montana coal mine Higher-than-expected earnings in the Power and Infrastructure business units Reduced costs related to liability insurance, employee health care, and administrative expenses in the second half of 2007 $4.8 – $5.2 billion $6.5 – $6.9 billion $3.9 – $4.1 billion $95 – $105 million $3.06 – $3.39 Current Guidance Previous Guidance Source: Washington Group International press release dated 15-Oct-2007. $4.8 – $5.2 billion $6.5 – $6.9 billion $3.7 – $4.1 billion $80 – $90 million $2.60 – $2.92

III. Independent and Robust Process

Multiple Discussions Conducted with Other Interested Parties Termination of discussions by Company A Company A Jan-2007 Company A conveys interest in resuming discussions Company A Nov-2006 Initial termination of discussions by Company A Company A 19-Sep-2006 Termination of discussions with Company B Company B Sep-2006 Initial contact with Company B regarding possible combination Company B Aug-2006 Contact by Investment Fund A regarding a leveraged stock repurchase program Investment Fund A 13-Jul-2006 Company A offers 100% stock consideration, or combination of cash /stock consideration, of $71.50 per share Company A 20-Jun-2006 Company A offers 100% stock consideration of $71.25 per share Company A 16-May-2006 Initial contact by Company A regarding possible transaction Company A 08-May-2006 Event Party Date Merger agreement provides for a breakup fee which is low by historical standards Merger agreement provides for a clear path for the Board to accept a superior proposal No offer has been made by any third parties

Negotiated Successive Increases in Offer which Maintained or Increased Premium Cash / Stock Consideration 12-Months 6-Months 3-Months 1-Day Total Implied Consideration Current Offer Premium to Price Over Last (as of 25-May-2007) 55% cash / 45% stock 34.1% 27.4% 22.0% 14.3% $80.00 26-May-2007 48% cash / 52% stock 53.2% 45.5% 39.3% 30.6% $91.36 12-Oct-2007 56% cash / 44% stock 31.6% 25.0% 19.7% 12.2% $78.50 26-May-2007 58% cash / 42% stock 28.2% 22.1% 17.3% 11.2% $75.50 15-May-2007 60% cash / 40% stock 28.3% 25.1% 24.3% 13.0% $73.00 27-Mar-2007 58% cash / 42% stock 25.1% 22.1% 21.7% 12.7% $71.00 21-Mar-2007 ~ 50% cash / 50% stock 20.4% 17.7% 17.9% 18.0% $68.00 29-Jan-2007 Cash / Stock Consideration 12-Months 6-Months 3-Months 1-Day Total Consideration Date of Offer Premium to Price Over Last

Concluding Remarks Compelling Business Rationale WNG and URS are highly complementary businesses Merger creates a well diversified “single-source” engineering, construction and management services company Leadership positions in key growth markets Industry leading global scale Broader service capabilities Strong financial position Superior Value to Shareholders Transaction delivers superior and immediate value to Washington Group shareholders Premium value realization over historical stock price trading performance Current1 implied offer price of $91.36 and implied equity value of $3.0 billion Current1 implied consideration mix of 48% cash / 52% stock “Top of market” EBITDA multiple represents the second highest multiple paid in the E&C sector to date 1 As of 12-Oct-2007.

Concluding Remarks (cont’d) Superior Value to Shareholders (cont’d) Immediate and certain value for Washington Group shareholders today Mitigates shareholder exposure to unforeseen, adverse business conditions and market dynamics Transaction not subject to financing Shareholders retain upside potential in a stronger and more competitive pro forma company Transaction creates a well-diversified “single source” company with industry-leading global scale and broad, full-service capabilities Independent and Robust Process Fair and thorough process led by independent members of the Board of Directors Multiple discussions conducted with other interested parties Merger agreement provides for a low breakup fee and allows the Board to accept superior proposals Negotiations led to successive increases in offer consideration

Additional Information and Where to Find It

In connection with the proposed transaction, URS and Washington Group International filed a definitive joint proxy statement/prospectus and other materials with the Securities and Exchange Commission (the “SEC”), and URS filed a registration statement on Form S-4. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, the registration statement on Form S-4 and the other materials filed with the SEC as they contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com. URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction are included in definitive joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC’s Web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.